

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 5, 2010

Tony Chanmugam
Group Finance Director
BT Group plc
BT Centre
81 Newgate Street
London, EC1A 7AJ
England

> **Re:** **BT Group plc**
> **Form 20-F for the fiscal year ended March 31, 2010**
> **Filed May 26, 2010**
> **File No. 1-08819**

Dear Mr. Chanmugam:

We have completed our review of your Form 20-F and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director